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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

BLUE RIVER BANCSHARES, INC.

(Name of Issuer)

Common Stock, Without Par Value

(Title of Class of Securities)

09602P 10 7

(CUSIP Number)

Russell Breeden III
20 North Meridian Street, Suite 800 A
Indianapolis, Indiana 46204
(317) 681-1233

Copy to:

Michael J. Messaglia, Esq.
Krieg DeVault LLP
One Indiana Square, Suite 2800
Indianapolis, Indiana 46204
(317) 636-4341

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 6, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 09602P 10 7 1

1.	Name of Reporting Person: Russell Breeden III		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 508,171(1)

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 508,171(1)

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 508,171(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 14.4%(2)

14.	Type of Reporting Person (See Instructions): IN

(1)	Includes 61,000 shares owned by Mr. Breeden’s spouse and 7,000 shares owned by Mr. Breeden’s children.

(2)	Based on 3,507,150 shares of common stock of Blue River Bancshares, Inc. outstanding as of May 16, 2005 and computed in accordance with Rule 13d-3(d)(1).

CUSIP No. 09602P 10 7 1

1.	Name of Reporting Person: Wayne C. Ramsey		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 212,778(1)

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 212,778(1)

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 212,778(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 6%(2)

14.	Type of Reporting Person (See Instructions): IN

(1)	Includes 39,946 shares owned by Mr. Ramsey’s spouse.

(2)	Based on 3,507,150 shares of common stock of Blue River Bancshares, Inc. outstanding as of May 16, 2005 and computed in accordance with Rule 13d-3(d)(1).

CUSIP No. 09602P 10 7 1

1.	Name of Reporting Person: L. Gene Tanner		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 117,040

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 117,040

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 117,040

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 3.3%(1)

14.	Type of Reporting Person (See Instructions): IN

(1)	Based on 3,507,150 shares of common stock of Blue River Bancshares, Inc. outstanding as of May 16, 2005 and computed in accordance with Rule 13d-3(d)(1).

Item 1. Security and Issuer.

     This Schedule 13D is being filed jointly by Russell Breeden, III, Wayne C. Ramsey, and L. Gene Tanner, all Indiana residents. Messrs. Breeden, Ramsey and Tanner are collectively referred to in this Schedule 13D as the “Group” or the “Reporting Persons.” The joint filing agreement of the members of the Group is attached as Exhibit 1.

The class of equity securities to which this statement relates is the common stock, without par value (the “Common Stock”), of Blue River Bancshares, Inc. (the “Issuer”), an Indiana corporation having its principal office at 29 E. Washington Street, Shelbyville, Indiana 46176.

     Item 2. Identity and Background.

     (a) This statement is filed by Russell Breeden III, Wayne C. Ramsey, and L. Gene Tanner.

     (b) The business addresses of the Reporting Persons are as follows:

Russell Breeden III
20 North Meridian Street, Suite 800A
Indianapolis, IN 46204

Wayne C. Ramsey
LYNCH & Associates
10644 Newburgh Road
Newburgh, IN 47630

L. Gene Tanner
NatCity Investments, Inc.
251 North Illinois Street
Indianapolis, IN 46204

(c) Mr. Breeden is the Chairman, Chief Executive Officer and President of the Issuer. Mr. Ramsey is Vice President/Investment Management of Lynch & Associates, a registered investment advisor. Mr. Tanner is Vice Chairman of NatCity Investments, Inc., an investment brokerage and banking firm. Their addresses are set forth in Item 2(b) above.

(d) During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Persons are all citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

     The Reporting Persons’ shares of Common Stock of the Issuer, including the shares that Wayne Ramsey acquired in a private placement of the Issuer’s common stock on May 6, 2005, were acquired by the Reporting Persons with personal funds. The 27,000 shares acquired by Mr. Ramsey in the Issuer’s May 6, 2005 private placement were purchased at a price of $5.00 per share.

Item 4. Purpose of Transaction.

     The Reporting Persons acquired the shares reported herein for investment purposes. The Reporting Persons have obtained the approval of the Office of Thrift Supervision to acquire additional shares of the Issuer’s common stock in open market purchases. Subject to market conditions, the Reporting Persons may purchase additional shares of Common Stock, or may sell some or all of the shares of Common Stock that they currently own from time to time, as permitted under the securities laws and the approval granted by the Office of Thrift Supervision.

     The Reporting Persons have no plans or proposals which relate to or would result in:

(a) except as provided above, the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) except as provided above, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) except as provided above, any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) except as provided above, any other material change in the Issuer’s business or corporate structure;

(g) except as contemplated by the above matters, changes in the Issuer’s articles of incorporation, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a) As of the date of this statement, Mr. Breeden beneficially owns 508,171 shares, or approximately 14.4%, of the Issuer’s Common Stock.

     As of the date of this statement, Mr. Ramsey beneficially owns 212,778 shares, or approximately 6%, of the Issuer’s Common Stock.

     As of the date of this statement, Mr. Tanner beneficially owns 117,040 shares, or approximately 3.3%, of the Issuer’s Common Stock.

     Collectively the Reporting Persons own an aggregate of 837,989 shares which provide them with an aggregate 23.8% interest in the Issuer.

(b) Mr. Breeden has or will have the sole power to vote and dispose of the 508,171 shares of the Issuer’s Common Stock that he owns.

     Mr. Ramsey has or will have the sole power to vote and dispose of the 212,778 shares of the Issuer’s Common Stock that he owns.

     Mr. Tanner has or will have the sole power to vote and dispose of the 117,040 shares of the Issuer’s Common Stock that he owns.

(c) None of the Reporting Persons has acquired any shares of the Issuer’s Common Stock within 60 days of the date of this Schedule 13D, other than Wayne Ramsey who purchased 27,000 shares of the Issuers common stock at the price of $5.00 per share in the Issuer’s May 6, 2005 private placement.

(d) N/A.

(e) N/A.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and any other person with respect to the shares of Blue River Common Stock.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description
1	Joint Filing Agreement

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 17, 2005	/s/ Russell Breeden, III
Russell Breeden, III

/s/ Wayne C. Ramsey
Wayne C. Ramsey

/s/ L. Gene Tanner
L. Gene Tanner

EXHIBIT 1

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that the Schedule 13D to which this Joint Filing Agreement is being filed as an exhibit shall be a joint statement filed on behalf of each of the undersigned.

Dated: May 17, 2005	/s/ Russell Breeden, III
Russell Breeden, III

/s/ Wayne C. Ramsey
Wayne C. Ramsey

/s/ L. Gene Tanner
L. Gene Tanner